October 6, 2021

Securities and Exchange Commission
Office of Filings and Information Services
100 F Street, NE
Washington, D.C. 20549

Re: BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc.

CIK Number: 0001627854
1940 Act Number: 811-23014
1933 Act Number: 333-200989

Dear Sir/Madam:

On October 6, 2021, a Form 3 was inadvertently transmitted on behalf of Joseph S. DiMartino with respect to BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc. Such filing was transmitted and filed with the Securities and Exchange Commission with the Accession Number-0001816314-21-000006.

The intent was to file a Form 3 on Mr. DiMartino's behalf with respect to BNY Mellon Alcentra Opportunistic Global Credit Income Fund (CIK#1816314), and we have since filed a Form 3 for Mr. DiMartino with that fund (Accession Number - 0001816314-21-000008).

Please address any comments or questions to the attention of the undersigned at (412) 236-3018.

Very truly yours,

/s/ Nicole B. Evoy

Nicole B. Evoy

Analyst/Paralegal